SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 10, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

10 March 2015

Smith & Nephew plc announces that it has today been informed of the following transactions by Directors and persons discharging managerial responsibilities ("PDMRs") in relation to conditional awards over shares:

1. PERFORMANCE SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award shown at target vesting
Olivier Bohuon	09.03.2015	Director	66,578
Julie Brown	09.03.2015	Director	42,683
Rodrigo Bianchi	09.03.2015	PDMR	20,062
John Campo	09.03.2015	PDMR	17,899
Michael Frazzette	09.03.2015	PDMR	20,511
R. Gordon Howe	09.03.2015	PDMR	15,527
Helen Maye	09.03.2015	PDMR	14,135
Diogo Moreira-Rato	09.03.2015	PDMR	16,641
Cyrille Petit	09.03.2015	PDMR	16,346
Glenn Warner	09.03.2015	PDMR	16,757

(i)      There are performance conditions attached to the vesting of performance share awards. These awards will vest on 9 March 2018, subject to the achievement of the performance conditions which are measured from 1 January 2015 to 31 December 2017.

(ii)      The numbers of shares subject to the above awards are shown at target vesting.  Should maximum vesting be achieved, participants will receive 2x the number of shares shown above.  Awards will vest on a straight line basis between target and maximum.

(iii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

2. EQUITY INCENTIVE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award
Olivier Bohuon	09.03.2015	Director	38,545
Julie Brown	09.03.2015	Director	24,711
Rodrigo Bianchi	09.03.2015	PDMR	23,710
John Campo	09.03.2015	PDMR	16,272
Michael Frazzette	09.03.2015	PDMR	20,511
R. Gordon Howe	09.03.2015	PDMR	14,115
Helen Maye	09.03.2015	PDMR	16,705
Diogo Moreira-Rato	09.03.2015	PDMR	8,825
Cyrille Petit	09.03.2015	PDMR	16,346
Glenn Warner	09.03.2015	PDMR	9,775

(i)      The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse.

(ii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

3. FINAL VESTING ON 8 MARCH 2015 OF 2012 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

Name of Director / PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	30,482	(ii)14,362	333,661 Ordinary Shares
John Campo	8,581	(ii) 4,057	85,203 Ordinary Shares (including 21,096 ADS')
Michael Frazzette	10,592	(ii) 3,452	93,138 Ordinary Shares (including 37,120 ADS')
R. Gordon Howe	9,005	9,005	37,085 ADS'
Helen Maye	9,579	(ii) 4,515	97,843 Ordinary Shares

(i)         The awards were granted under the Global Share Plan 2010 on 8 March 2012. One third of the shares vested on 8 March 2013, a further third vested on 8 March 2014 and the final third vested on 8 March 2015.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

4. PARTIAL VESTING ON 7 MARCH 2015 OF 2013 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

Name of Director / PDMR	Number of Ordinary Shares acquired (iii)	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	28,291	(ii) 13,330	333,661 Ordinary Shares
John Campo	8,926	(ii) 4,222	85,203 Ordinary Shares (including 21,096 ADS')
Michael Frazzette	10,016	(ii)3,266	93,138 Ordinary Shares (including 37,120 ADS')
R. Gordon Howe	7,206	7,206	37,085 ADS'
Helen Maye	8,666	(ii)4,085	97,843 Ordinary Shares
Cyrille Petit	5,327	(ii)2,513	27,810 Ordinary Shares

(i)      The awards were granted under the Global Share Plan 2010 on 7 March 2013. One third of the shares vested on 7 March 2014, a further third vested on 7 March 2015 and the final third will vest on 7 March 2016.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iii) This number includes the dividend equivalent shares which participants receive on vested shares.

5. PARTIAL VESTING ON 7 MARCH 2015 OF 2014 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

Name of Director / PDMR	Number of Ordinary Shares acquired (iii)	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	20,865	(ii) 9,832	333,661 Ordinary Shares
Julie Brown	8,961	(ii) 4,227	42,945 Ordinary Shares
Rodrigo Bianchi	3,178	0	24,982 Ordinary Shares
John Campo	6,483	(ii) 3,066	85,203 Ordinary Shares (including 21,096 ADS')
Michael Frazzette	7,430	(ii) 2,422	93,138 Ordinary Shares (including 37,120 ADS')
R. Gordon Howe	5,736	5,736	37,085 ADS'
Helen Maye	6,664	(ii) 3,142	97,843 Ordinary Shares
Cyrille Petit	6,091	(ii) 2,873	27,810 Ordinary Shares

(i)         The awards were granted under the Global Share Plan 2010 on 7 March 2014. One third of the shares vested on 7 March 2015, a further third will vest on 7 March 2016 and the final third will vest on 7 March 2017.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iii) This number includes the dividend equivalent shares which participants receive on vested shares.

6. VESTING ON 8 MARCH 2015 OF SMITH & NEPHEW GLOBAL SHARE PLAN (PERFORMANCE SHARE AWARDS):

Name of Director / PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold	Total Ordinary Shares / ADS' held following notification
Olivier Bohuon	152,363	(ii)71,790	333,661 Ordinary Shares
John Campo	32,281	(ii)15,263	85,203 Ordinary Shares (including 21,096 ADS')
Michael Frazzette	36,220	(ii)11,806	93,138 Ordinary Shares (including 37,120 ADS')
R Gordon Howe	26,059	26,059	37,085 ADS'
Helen Maye	27,720	(ii)13,065	97,843 Ordinary Shares

(i) The awards were granted under the Global Share Plan 2010 on 8 March 2012 and as announced on 9 February 2015, vested at 57% and settled on 9 March 2015.

(ii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

Additional Notes:

1. The Ordinary Shares were released and sold in London, UK.

2. The market value of Ordinary Shares acquired and sold on 9 March 2015 was 1128.7948p per Ordinary Share. The closing mid-market price on 9 March 2015 was 1126p per Ordinary Share.

3. The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

4. One ADS is the equivalent of two Ordinary Shares of US$0.20 each.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 10, 2015

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary